ROYCE MICRO-CAP TRUST, INC.

At the 2014 Annual Meeting of Stockholders held on September 24, 2014, the Fund's stockholders elected two Directors, consisting of:

	Votes For	Votes Withheld
Richard M. Galkin	24,533,941	553,234
Stephen L. Isaacs	24,495,075	592,101